Rtelr BP 6/5 8-593


03054281



[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-02948 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-01 (MM/DD/YY) AND ENDING 9-30-02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo (City) Michigan (State) 49001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo A. Swiat (269) 342-0111 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts
(Name – *if individual, state last, first, middle name*)

5930 Lovers Lane, Second Floor (Address) Portage (City) Michigan (State) 49002 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

*ESTABLISHED 1920*

# OLMSTED & MULHALL, INC.

**Investment Securities**

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MI 49001-2791 • PHONE 269-342-0111 • FAX 269-342-8229

LEO A. SWIAT
PRESIDENT

THOMAS L. SWIAT, JR.
EXECUTIVE VICE PRESIDENT

THOMAS L. SWIAT
VICE PRESIDENT

KATHLEEN SWIAT HOWARD
SECRETARY

DAVID J. SWIAT
TREASURER

## OLMSTED & MULHALL, INC.
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2002

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ 382,398 | |
| Accounts receivable | 1,319 | |
| Prepaid insurance | 12,148 | |
| Property and equipment at cost - net of depreciation | 9,253 | |
| Deferred income tax benefits | 1,492 | $ 406,610 |
| LIABILITIES | | |
| Accounts payable | $ 11,187 | |
| Other current liabilities | 21,198 | |
| | $ 32,385 | |
| Stockholders' equity | | |
| Common stock - $10 par value - authorized 5,000 shares | | |
| Issued and outstanding 250 shares | $ 2,500 | |
| Paid in capital | 25 | |
| Retained earnings | 371,700 | |
| | $ 374,225 | $ 406,610 |

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2002 the Company's net capital ratio was .09 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $358,021.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2002. Our examination was made in accordance with auditing standards generally accepted in the United States of America, an accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

*In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc.* at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America *applied on a consistent basis.*



Portage, Michigan